As filed with the Securities and Exchange Commission on May 22, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

DICON FIBEROPTICS, INC.
(Name of Subject Company (issuer))

DICON FIBEROPTICS, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Commons Stock, No Par Value

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ho-Shang Lee
President and Chief Executive Officer
DiCon Fiberoptics, Inc.
1689 Regatta Blvd.
Richmond, CA 94804
(510) 620-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Glen Van Ligten
Orrick, Herrington & Sutcliffe, LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

April 25, 2006
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$154,500	$16.53

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 154,500 shares at the tender offer price of $1.00 per share.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	16.53
Form or Registration No.:	005-81761
Filing Party:	DiCon Fiberoptics, Inc.
Date Filed:	April 25, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Schedule TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2006 (the “Schedule TO”), relating to an issuer tender offer by DiCon Fiberoptics, Inc., a California corporation (“DiCon”), to purchase up to 154,500 shares of its common stock, no par value, at a price of $1.00 per share, net to the seller in cash, without interest. DiCon’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the tender offer (the “Offer”).

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase, including all accompanying documents thereto, is incorporated by reference in this Amendment No. 1 in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and 11.

The Expiration Date of the Offer has been extended to 9:00 p.m., California time, on Tuesday, June 6, 2006. All references in the Offer to Purchase, the Letter of Transmittal, Letter to Shareholders of the Company, Reminder Communication to Certain Shareholders, and Question and Answer Brochure to "May 22, 2006" as the Expiration Date are hereby replaced with "June 6, 2006".

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

In order to reflect the extension of the Offer, "May 22, 2006" shall be replaced in the Offer to Purchase, as appropriate, with "June 6, 2006".

Item 12	Exhibits

(a)(1)	Offer to Purchase, dated April 25, 2006*
(a)(2)	Letter of Transmittal*
(a)(3)	Letter to Shareholders of the Company, dated April 25, 2006, from Ho-Shang Lee, President and Chief Executive Officer*
(a)(4)	Reminder Communication to Certain Shareholders*
(a)(5)	Form of Memorandum, dated April 25, 2006, to the Company’s employees*
(a)(6)	Form of Question and Answer Brochure*
(a)(7)	Text of Press Release issued by the Company, dated April 25, 2006*
(a)(8)	Text of Press Release issued by the Company, dated May 22, 2006
(c)	Fairness Opinion of Howard Frazier Barker Elliott, Inc. dated April 19, 2006*

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

May 22, 2006	DICON FIBEROPTICS, INC.

	By:	/s/ Ho-Shang Lee

Ho-Shang Lee
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated April 25, 2006*
(a)(2)	Letter of Transmittal*
(a)(3)	Letter to Shareholders of the Company, dated April 25, 2006, from Ho-Shang Lee, President and Chief Executive Officer*
(a)(4)	Reminder Communication to Certain Shareholders*
(a)(5)	Form of Memorandum, dated April 25, 2006, to the Company’s employees*
(a)(6)	Form of Question and Answer Brochure*
(a)(7)	Text of Press Release issued by the Company, dated April 25, 2006*
(a)(8)	Text of Press Release issued by the Company, dated May 22, 2006
(c)	Fairness Opinion of Howard Frazier Barker Elliott, Inc. dated April 19, 2006*
*Previously filed.